ZIM CORPORATION ANNOUNCES INVESTMENT AND LICENSING AGREEMENT WITH SEREGON SOLUTIONS Inc.

Ottawa, Canada – November 3, 2009 ZIM Corporation (OTCBB: ZIMCF), today announced an investment and licensing agreement with Seregon Solutions Inc., an application development platform provider for mobile devices.

ZIM is participating in Seregon’s first round of financing which also includes participation from investment group Purple Angel and Ontario Centers of Excellence – Center for Commercialization of Research. Specific terms of the investment were not disclosed however, ZIM will be the single largest outside shareholder in Seregon.

Under the terms of the licensing agreement Seregon will provide its Mobile Application Platform™ (MAP) to ZIM. ZIM will promote the product as ZIM Mobile! and offer it in conjunction with its enterprise database products to its global customer base providing them with a complete solution to their critical business application needs.

“We are very excited with this investment and product announcement as the Seregon product line is a natural fit with our enterprise database and mobile product strategy,” said Dr. Michael Cowpland, ZIM President and CEO. “ZIM Mobile! enables our customers to rapidly develop and deploy ZIM or other database applications to BlackBerry®, Windows Mobile™ and soon Android™ and Symbian OS™ based smart phones extending the value of their applications to mobile workers. By taking advantage of the major shift towards mobile computing, industries such as Insurance, Healthcare, Dispatch, Transportation, Emergency Services, Retail and many others will benefit by mobilizing their database applications and providing real time data synchronization with field workers.”

“We are pleased to add ZIM to our growing cadre of business partners that are using Seregon MAP to develop and deploy mobile business applications,” commented Julian White, founder and CEO of Seregon Solutions Inc. “Our Mobile Application Platform has revolutionized the creation of mobile business applications by dramatically reducing the time, cost and risk of development. This investment by ZIM and others will enable us to elevate our marketing profile and ramp up sales activity to meet rapidly growing demand. The market for Enterprise Mobility is seeing extraordinary growth and our business partnership with ZIM positions both companies to capitalize on the opportunity.”

In support of this announcement the company has launched a new web site dedicated to its enterprise database and mobile products and customers www.zim.biz

About ZIM

ZIM is a provider of software products and services for the database and mobile markets. ZIM products and services are used by enterprises in the design, development and management of business, database and mobile applications. Certain of ZIM’s mobile products are also provided to the consumer market. For more information on ZIM and its customers, partners and products, visit: www.zim.biz.

This news release contains forwardlooking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements related to the success of ZIM’s aggregation services and ZIM’s ability to enter the mobile content market. All forwardlooking statements made in this press release relating to expectations about future events or results are made as of, and are based upon information available to ZIM as of, the date hereof. These forwardlooking statements are subject to risks and uncertainties that may cause actual results to differ materially from those described or implied by any forwardlooking statements. Factors that might cause such a difference include, but are not limited to, ZIM’s limited operating history, ZIM’s history of operating losses and expected future operating losses, ZIM’s ability to obtain additional financing when needed, ZIM’s ability to continue as a going concern, ZIM’s reliance on wireless carriers to market and use its applications and services, possible fee increases by third party service providers, the potential loss of services of Dr. Michael Cowpland and other key personnel, rapid developments in technology, including developments by competitors, possible internal controls deficiencies and possible accounting adjustments resulting from our yearend accounting and review procedures, ZIM's ability to maintain current reporting under the Securities Exchange Act of 1934, and ZIM’s ability to successfully integrate any acquisition. Please refer to ZIM’s filings with the SEC for additional information regarding risks and uncertainties. Copies of these filings are available through the SEC's website at www.sec.gov. ZIM assumes no obligation to revise or update publicly the forwardlooking statements included in this news release, other than as required by law.

About Seregon Solutions Inc.

Seregon’s Mobile Application Platform (MAP) is a rapid application development environment for mobile business applications that dramatically reduces the time, cost and risk of application creation, deployment, maintenance and administration. Seregon-powered applications run on BlackBerry® and a variety of other Smartphone’s and synchronize with all backend systems and databases. Seregon MAP has been adopted by leading Independent Software Vendors for the development of mobile business applications for Public Safety, Enterprise Resource Planning, Transportation, Computer Aided Facilities Management and other market sectors. For more information on Seregon and its MAP product visit: www.seregon.com

About Ontario Centers of Excellence (OCE) Inc.

Ontario Centres of Excellence (OCE) Inc. which is supported by the federal government through a Networks of Centers of Excellence program drives the commercialization of cutting-edge research across key market sectors to build the economy of tomorrow and secure Ontario’s global competitiveness. In doing this, OCE fosters the training and development of the next generation of innovators and entrepreneurs and is a key partner with Ontario's industry, universities, colleges, research hospitals, investors and governments. OCE’s Centres work in communications and information technology, earth and environmental technologies, energy, materials and manufacturing and photonics. OCE is funded by the government of Ontario and is a key partner in delivering Ontario’s Innovation Agenda. OCE through its Centre for Commercialization of Research (CCR), an initiative supported by the Networks of Centres of Excellence of Canada, also acts as a catalyst which allows innovative businesses to grow and achieve sustainable, commercial success and global competitiveness. For more information on The Ontario Centres of Excellence visit: www.oce-ontario.org

About Purple Angel

Purple Angel was formed in 2001 by a group of former Bell Northern Research (BNR) alumni, the color purple being the BNR colour. Since 2001 the group has helped launch 25 companies, mostly in the National Capital Region of Canada, the most recent being Seregon.

BlackBerry is a registered trademark of Research In Motion. Windows Mobile is a trademark of Microsoft Corporation. Android is a trademark of Google Inc. Use of this trademark is subject to Google Permissions. Symbian OS is a trademark of the Symbian Foundation.

For more information:

investorrelations@zim.biz
ZIM Corporation